

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 8, 2006



06018610

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
14 November 2006 (ASX – Announcement & Media Release - Activity Update)

11/20

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 November 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Current depth 11,959 feet – further gas shows recorded

The Lucy B. Thomas et al #1 well is currently at a depth of 11,959 feet and drilling ahead after performing squeeze procedures to overcome limey thief zones that are also evident in adjacent wells. The well is a dry land straight hole test of the West Andrew Prospect and is being drilled using the Great Wall Rig GWD #172.

Mudlog shows have now been recorded between 11,675 and 11,710 feet (with gas increasing from 94 units to a maximum of 740 units) and between 11,804 and 11,900 feet (maximum 1,060 units). These shows are above the primary objective and will be evaluated by logging after the well has reached total depth.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.


Foreman 1
Broussard A22
Hunter FT11
Landry G
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production 0.5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
New Well In Fault Block
9 MMCF/D
Camerina trend production exceeds 1.75TCF
West Andrew Prospect
Vermillion Parish
Louisiana

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Lake Long Project, Lafourche Parish, South Louisiana
Well drilling to deeper Krumbaar under farmout – 25 feet of pay confirmed in J Sand

Pursuant to a farm out agreement reported in June 2006, Mustang Energy (Operator) is drilling a test well in the south east corner of State Lease 328 on which FAR holds a small working interest (FAR 1.375% WI pre-farm out).

The well, SL 328 #1, has reached a present depth of 13,307 feet and 7 inch production casing has been run after electric logs confirmed 25 feet of net pay in the J Sand at 12,300 feet. Plans are to drill ahead using Todco Rig 17 to test the deeper Krumbaar interval. FAR's ultimate interest in the well will depend on the formation of a production unit.

FAR farmed out on a 1/3 back in after payout basis. In the event that 50% of State Lease 328 is included in the proposed unit FAR's working interest would be 0.226875% APO and include a royalty (ORRI) of 0.04125%

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include the Operator, and Kriti Exploration Inc based in North America.

Trio Parker #1 well, Hardeman County, Texas (FAR 16.77% pre farmout)
Rig available within 3 weeks

FAR has been advised that Paterson Rig 31 will be available to drill the Parker Replacement Well No. 1 well in approximately 3 weeks.

FAR has agreed to a farm out proposal to drill a vertical Mississippian Chapel test well to a depth of 8,500 feet between the Parker#1 and #2A wells targeting attic oil (estimated at 100,000 barrels gross). If successful such a well would pay out in less than 12 months at production rates of 75 barrels of oil per day.

Under the proposal FAR will be free carried in the drilling and completion of the well. FAR's working interest will reduce from 16.77% to 4.19% until payout (defined as 22,000 barrels) and thereafter increase to 7.34%.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Oil based frac scheduled for Charlie Lake interval.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

The Operator has concluded the Charlie Lake interval is more oil than gas in nature based on technical evaluation and analogies to regional wells. A "high strength" sand with oil fracture stimulation is planned taking into consideration both the zone thickness and low permeability of the zone. The stimulation is now expected over the next week provided a service rig is available.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,120 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au